UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On October 18, 2024, the audit committee of the board of directors of BloomZ Inc. (the “Company”) approved the dismissal of TAAD LLP (“TAAD”), an independent registered public accounting firm effective October 18, 2024 (the “Dismissal Date”), and approved the engagement of Assentsure PAC (“Assentsure”) to serve as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2024 and the six months ended March 31, 2025.

TAAD’s audit report on the Company’s financial statements for the fiscal years ended September 30, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that TAAD’s audit report on the Company’s financial statements for the fiscal years ended September 30, 2023 and 2022 included an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern. Furthermore, during the Company’s two most recent fiscal years and in the subsequent interim period through the Dismissal Date, there were no disagreements with TAAD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to TAAD’s satisfaction, would have caused TAAD to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and in the subsequent interim period through the Dismissal Date, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses identified by management under the Company’s registration statement on Form F-1 (File No. 333-282354), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 27, 2024 and declared effective by the Commission on September 30, 2024.

The Company has provided TAAD with a copy of the above disclosure and requested that TAAD furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of TAAD’s letter is filed hereto as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither the Company, nor someone on behalf of the Company, has consulted Assentsure regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Assentsure regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2024

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated October 25, 2024, from TAAD LLP addressed to the Commission

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